

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

Mail Stop 5546

September 29, 2006

Via Facsimile (336) 728-8973 and US Mail

Susan M. Ivey
President and CEO
Reynolds American Inc.
401 North Main Street
Winston-Salem
North Carolina 27102

(336) 741-2000

> **Re:** **Reynolds American Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed February 27, 2006**
> **File No. 1-32258**

Dear Ms. Ivey:

We have limited our review of the above filing to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and we will make no further review of the filing. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, unless otherwise directed, we are asking you to provide us with supplemental information so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note from public media sources that your significant shareholder, the British American Tobacco company, may have operations in or sales into Iran, Syria and North Korea. We

also note that as a result of your agreement with Japan Tobacco Inc. in 1999, some of your cigarette brands are sold in Iran, and that you repurchased some international operations from JTI in December 2005.

Iran, Syria and North Korea are identified as state sponsors of terrorism by the State Department and subject to export controls and sanctions administered by the Commerce Department's Bureau of Industry and Security and the Treasury Department's Office of Foreign Assets Control. The Form 10-K does not contain any information relating to operations or contacts associated with Iran, Syria or North Korea. Please describe your contacts with these countries, if any, and discuss their materiality to you in light of the countries' status as state sponsors of terrorism. Please also discuss whether the contacts, either individually or in the aggregate, constitute a material investment risk to your security holders. Your response should describe your current, past and anticipated operations in and contacts with Iran, Syria and North Korea, including through subsidiaries, affiliates, joint ventures and other direct and indirect arrangements.

2.   Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of your revenues, assets and liabilities, if any, associated with Iran, Syria and North Korea. Your response should quantify, to the best of your knowledge, corresponding amounts for British American Tobacco. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions concerning companies with operations associated with Iran, Syria and North Korea.
Address specifically the potential impact upon your reputation and share value of (i) sales into Iran, Syria and North Korea by BAT, a company closely associated with you, and (ii) JTI's sale into Iran of products under your brands. Please also address the impact of any regulatory compliance programs you have implemented in connection with business in Iran, Syria and North Korea, and any internal risk assessment undertaken in connection with business in those countries.

3.   Your qualitative materiality analysis also should address whether the governments of Iran, Syria or North Korea, or entities controlled them, receive cash or act as intermediaries in connection with your operations or, to the best of your knowledge, those of your affiliates. Please also address any fire-walls, compliance measures or other efforts to segregate your operations from those of any affiliate or third party that you know or believe to involve Iran, Syria or North Korea.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia D. Blye, Chief
Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance